Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. SCHEDULES
FOURTH QUARTER AND FULL YEAR 2010 RESULTS RELEASE AND CONFERENCE
 CALL FOR TUESDAY, MARCH 1, 2011
------
Conference Call Scheduled at 10am ET

AZOUR, Israel – January 31, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN , TASE: ITRN), announced that it will be releasing its fourth quarter and full year 2010 results on Tuesday, March 1, 2011.

The Company will also be hosting a conference that day at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0609
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0609

At:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 594,000 subscribers distributed globally. Established in 1995, Ituran has approximately 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contac	International Investor Relations
Udi Mizrachi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft / Kenny Green (ituran@ccgisrael.com) CCG Investor Relations (US) +1 646 201 9246